MacroSolve, Inc.
5800 E. Skelly Drive #300
Tulsa, OK 74135

July 22, 2008

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Mark P. Shuman

RE:	MacroSolve, Inc. Amendment No. 2 to Form S-1/A Filed June 13, 2008 File number 333-150332

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), MacroSolve Inc.(the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00, Eastern Time, on 25 July, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MACROSOLVE INC.

By:	/s/ Jim McGill
Name: Jim McGill
Title: Chief Executive Officer